BEAM THERAPEUTICS INC.

26 Landsdowne Street

Cambridge, MA 02139

September 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beam Therapeutics Inc.
Registration Statement on Form S-1 (File No. 333-249093)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Beam Therapeutics Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 30, 2020, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein or Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

BEAM THERAPEUTICS INC.

By:	/s/ Terry-Ann Burrell
Name:	Terry-Ann Burrell
Title:	Chief Financial Officer

Signature Page to Acceleration Request